                                                                   EXHIBIT 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

YEAR ENDED SEPTEMBER 30,	NINE MONTHS ENDED JUNE 30,

	1997	1998	1999	2000	2001	2002
Earnings: Income before income taxes (a) Fixed charges	$1,821.7 176.5	2,002.3 218.2	2,064.0 258.1	2,212.9 359.5	1,624.3 377.3	1,217.0 247.1
Earnings, as defined	$1,998.2	2,220.5	2,322.1	2,572.4	2,001.6	1,464.1

Fixed Charges: Interest expense One-third of all rents	$ 124.2 52.3	161.4 56.8	199.0 59.1	292.4 67.1	304.3 73.0	192.4 54.7
Total fixed charges	$ 176.5	218.2	258.1	359.5	377.3	247.1

Ratio of Earnings to Fixed Charges	11.3x	10.2x	9.0x	7.2x	5.3x	5.9x

(a) Represents income before income taxes and cumulative effect of change in     accounting principle and minority interests in the income of consolidated     subsidiaries with fixed charges.